Exhibit (a)(i)(xii)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Securities (as defined below). The U.S. Offer (as defined below) is made only by the Offer to Purchase (as defined below) dated January 8, 2009, the related ADS letter of transmittal, the related forms of acceptance for Shares and OCEANEs (each as defined below) and any amendments or supplements thereto, and is being made to all U.S. holders (within the meaning of Rule 14d-1(d) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Shares and OCEANEs and to holders of ADSs (as defined below) wherever located. The U.S. Offer is not being made, directly or indirectly, and may not be accepted from within, any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. In those jurisdictions of the United States where applicable laws require that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Lazard Frères & Co. LLC, which is acting as the dealer manager (the “Dealer Manager”).
Notice of U.S. Offer to Purchase for Cash
All Outstanding American Depositary Shares,
All Ordinary Shares Held by U.S. Holders, and
All OCEANEs Held by U.S. Holders
of
Wavecom S.A.
at the U.S. Dollar Equivalent of
€8.50 Net Per American Depositary Share
(Each American Depositary Share Representing
One Ordinary Share),
€8.50 Net Per Ordinary Share, and
€31.93 Plus Unpaid Accrued Interest Per OCEANE
by

Sierra Wireless France SAS
an indirect wholly-owned subsidiary of
Sierra Wireless, Inc.
     Sierra Wireless France SAS (“Purchaser”), an indirect wholly-owned subsidiary of Sierra Wireless Inc., a corporation organized under the laws of Canada (“Parent”), is seeking to acquire for cash all outstanding ordinary shares, nominal value €1.00 (“Shares”), of Wavecom S.A., a société anonyme organized under the laws of France (“Wavecom”), all outstanding American Depositary Shares (“ADSs”) of Wavecom, including any dividends payable, and any and all bonds convertible and/or exchangeable for newly issued or existing Shares by option (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”) of Wavecom through concurrent offers in the United States (the “U.S. Offer” or “this Offer”) and in France (the “French Offer” and, together with the U.S. Offer, the “Offers”). For the purposes of this announcement, the Shares, OCEANEs and ADSs are collectively referred to as “Securities.”

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON, NEW YORK CITY TIME,
ON FEBRUARY 12, 2009, UNLESS THE U.S. OFFER IS EXTENDED.
     U.S. Holders (within the meaning of Rule 14d-l(d) under the United States Securities Exchange Act of 1934, as amended) of stock options, warrants (bons de souscription d’actions) and founder’s share warrants (bons de souscription de parts de créateur d’entreprise) giving right to subscribe and/or acquire Shares of Wavecom (collectively, “Options/Warrants”) cannot tender their Options/Warrants into this Offer. This Offer is only for the Shares, ADSs and OCEANEs of Wavecom. U.S. Holders of Options/Warrants who wish to tender into this Offer can only do so if their Options/Warrants are exchangeable or exercisable for Wavecom Shares, exercised (in accordance with their terms) and Shares obtained in respect thereof are timely tendered.
     In the U.S. Offer, Purchaser is seeking to purchase all outstanding ADSs for cash in the U.S. dollar equivalent of €8.50 net per ADS. Purchaser is also seeking to purchase all outstanding OCEANEs and Shares held by U.S. holders for cash in an amount of €31.93 plus unpaid accrued interest per OCEANE and €8.50 net per Share (including any dividends payable), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated January 8, 2009 (the “Offer to Purchase”), the related ADS letter of transmittal and the related forms of acceptance for Shares and OCEANEs.
     The terms and conditions of the U.S. Offer and the French Offer are substantially the same. However, the U.S. Offer is made to U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act) of Shares and OCEANEs, and to holders of ADSs, wherever located, while the French Offer is made to holders of Shares and OCEANEs in France. In addition, holders tendering Shares or OCEANEs in the Offers will be paid in euros, while holders tendering ADSs in the U.S. Offer will be paid in U.S. dollars. The Offers are both conditioned upon there being validly tendered in accordance with the terms of the Offers and not withdrawn prior to the expiration of the Offers that number of Shares (including Shares represented by ADSs) that represent at least 50% plus one voting right of Wavecom as of the date of closing of the last of the two Offers, which takes into account (i) all the Shares validly tendered to the Offers (including Shares represented by ADSs) as of the date of closing of the last of the two Offers, and (ii) all existing Shares of the Company as of the date of closing of the last of the two Offers, including the Shares represented by ADSs (less all treasury shares) (the “Minimum Tender Condition”).
     Purchaser may waive or reduce the Minimum Tender Condition at any time on or prior to the date that is five French Trading Days (a “French Trading Day” being any day on which Euronext Paris S.A. is open for trading) prior to the expiration of the French Offer. Under applicable French law and regulations, a waiver of the Minimum Tender Condition is deemed to be an improved offer and may cause the French Autorité des marchés financiers (the “AMF”) to extend the offer period. In this case, tenders of Securities into the Offers may also be declared null and void by the AMF, in which case holders of Securities who wish to tender those securities into the Offers will be required to re-tender their Securities.
     For purposes of determining whether the Minimum Tender Condition is met, The Bank of New York Mellon, the tender agent (the “U.S. Tender Agent”), will calculate the number of ADSs tendered in the U.S. Offer, and Euronext Paris S.A. will calculate the number of Shares and OCEANEs tendered in the Offers. Whether the Minimum Tender Condition has been satisfied will only be known once the provisional results of the Offers are published by the AMF. The definitive results of the Offers will be published by the AMF in principle no later than nine French Trading Days after the expiration of the Offers. Unless Purchaser waives the Minimum Tender Condition, if the Minimum Tender Condition is not satisfied as of the expiration date, the Offers will not be completed successfully. If the Offers are not completed successfully, Securities that have been tendered in the Offers will be returned to the tendering holders without interest or any other payment being due.
     Pursuant to Article 232-11 of the AMF General Regulations, Purchaser may withdraw the Offers: (a) within five French Trading Days following the date of the publication by the AMF of the timetable for a competing offer or an improved offer by a competing bidder; or (b) with the prior approval of the AMF, if Wavecom adopts measures that modify Wavecom’s substance (modifiant sa consistance) or if the Offers become irrelevant (sans objet) under French law. In either of these two cases, if Purchaser withdraws the Offers, the Securities tendered into the Offers will be returned to their holders, without interest or any other payment being due to the holders of such Securities. If the tendering holder of Securities is the record owner of such Securities and tenders its Securities to Purchaser in the U.S. Offer, it will not have to pay brokerage fees or similar expenses. If the holder of Securities owns its Securities through a broker or other nominee, and its broker tenders such Securities on its behalf, such broker or nominee may charge the holder a fee for doing so. Should Wavecom pay any dividends or implement any form of distribution, including a capital decrease or capital amortization, or an interim dividend, in any form whatsoever, whether in cash, shares or another form of securities, and if such distribution takes place before the settlement of the Offers, Purchaser undertakes to take one of the two following actions: 1. reduce the offer price of €8.50 per Share by an amount equal to the net value of any dividends or distribution paid by Wavecom, provided that such net value of any dividends or distribution does not include any tax credit or reimbursement of an advanced tax payment (remboursement du précompte) and is calculated before withholding tax (retenue à la source) (the “Adjustment”); or 2. withdraw the Offers pursuant to article 232-11°2 of the AMF General Regulations. In each case, the Adjustment or the withdrawal of the Offers shall be submitted to the AMF, and in the case of an Adjustment, is subject to any extension of the Offers as may be required by applicable law or regulation.
     If the Purchaser decides to increase the consideration offered in the U.S. Offer to holders of Securities and if, at the time that notice of such change is first published, sent or given to holders in the manner specified below, the U.S. Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the U.S. Offer will be extended until the expiration of such period of ten business days. A “business day” means any day other than a Saturday, Sunday or a Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. If Purchaser makes a material change in the terms of the U.S. Offer or the information concerning this Offer, or if Purchaser waives a material condition of the U.S. Offer, Purchaser will disseminate additional tender offer materials and extend the U.S. Offer. Any waiver of the Minimum Tender Condition or extension or amendment of the U.S. Offer, or any delay in acceptance for payment or payment or termination of the U.S. Offer will be followed, as promptly as practicable, by public announcement thereof. Any announcement of an extension will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the U.S. Offer. In the event of an extension of the U.S. Offer, Purchaser intends to seek to extend the French Offer. Any extension of the French Offer is subject to the prior approval of the AMF. It is possible, therefore, that the French Offer may terminate before the U.S. Offer and that Securities tendered under the French Offer may be purchased by Purchaser prior to the purchase of Securities under the U.S. Offer, if required under French law or regulation. Purchaser currently intends that the U.S. Offer and the French Offer will expire on the same date.
     If the Minimum Tender Condition is satisfied, in accordance with the AMF General Regulations, the AMF will automatically reopen the French Offer for at least ten French Trading Days. If the French Offer is so reopened, Purchaser may elect to provide a subsequent offering period (the “Subsequent Offering Period”) for the U.S. Offer. In the event of a Subsequent Offering Period, Purchaser will offer the same consideration that was offered during this Offer. Purchaser will accept any and all Securities validly tendered during the Subsequent Offering Period and not properly withdrawn prior to the expiration of the Subsequent Offering Period. The payment of the consideration to the tendering holders for their Securities tendered in the Subsequent Offering Period will occur following the expiration of such period.
     In all cases, payment for Securities tendered and accepted for payment pursuant to the U.S. Offer will be made only after timely receipt by the U.S. Tender Agent of (a) certificates representing such Securities or confirmation of the book-entry transfer of such Securities into the U.S. Tender Agent’s account at The Depository Trust Company (“DTC”) (in the case of ADSs) or the U.S. Tender Agent’s account at its custodian (in the case of Shares and OCEANEs only) pursuant to the procedures set forth in Section 3 of the U.S. Offer to Purchase, (b) the applicable form of acceptance or ADS letter of transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of ADSs, an Agent’s Message (as defined in Section 3 of the U.S. Offer to Purchase) in lieu of the ADS letter of transmittal) and (c) any other documents required by the applicable form of acceptance or ADS letter of transmittal. Subject to the applicable rules and regulations of the SEC and to French law and regulations, Purchaser expressly reserves the right (but will not be obligated), at any time and from time to time in its sole discretion, to extend the period during which the U.S. Offer is open and thereby delay acceptance for payment of, and payment for, any Securities, by giving oral or written notice of such extension to the U.S. Tender Agent and by making a public announcement of such extension. During any extension of the U.S. Offer, all Securities tendered and not withdrawn will remain subject to the U.S. Offer and subject to withdrawal rights. The U.S. Offer will expire at 12:00 noon, New York City time, on February 12, 2009, unless (1) the AMF sets a later expiration date for the tender period of the French Offer, (2) the AMF subsequently extends the tender period of the French Offer, or (3) the Offers lapse or are withdrawn prior to that time. Purchaser intends that the U.S. Offer and French Offer will expire simultaneously. Under French tender offer rules, the AMF sets the expiration date of the French Offer and has the sole authority to determine whether or not to subsequently extend the tender period for the French Offer. Any extension of the U.S. Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
     All questions as to the validity, form and eligibility for payment of any tendered Securities will be determined by Purchaser, in its discretion, and its determination will be final and binding on the holder of Securities. Tenders of Securities made pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration of the U.S. Offer. Thereafter, tenders are irrevocable. Shares, OCEANEs and ADSs tendered in the U.S. Offer may not be withdrawn during the period from the expiration of the U.S. Offer until the AMF announces the final results of the Offers and Purchaser has made arrangements for payment. If a Subsequent Offering Period is provided, Securities tendered during that Subsequent Offering Period may be withdrawn at any time prior to the expiration of such period.
     For a withdrawal to be effective, the U.S. Tender Agent must receive in a timely manner a written, or facsimile transmission of, notice of withdrawal. Any such notice must specify the name of the person who tendered the Securities being withdrawn, the number of the Securities being withdrawn and the name of the registered holder, if different from that of the person who tendered such Securities. If ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Depository Trust Company to be credited with the withdrawal of ADSs. If tendered Shares are being withdrawn, the notice of withdrawal must specify the name and number of the Euroclear, France account to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on the holder of Securities. In the event that the Offers are successful, the cash consideration will be delivered to the tendering holders of Securities following the publication by the AMF of the final results of the Offers. If the Offers are consummated, the final settlement date for the Offers is expected to be within approximately 12 to 18 French Trading Days following the expiration of the Offers. Similarly, in the event of a Subsequent Offering Period, settlement is expected to occur within 12 to 18 French Trading Days following the expiration of the Subsequent Offering Period. With respect to tendered ADSs only, the cash consideration will be payable in U.S. dollars calculated by using the spot market exchange rate for the U.S. dollar against the euro on the date on which the U.S. Tender Agent receives confirmation of the euro funds deposit in its account at is French custodian, which is anticipated to be up to approximately 12 to 18 French Trading Days following the expiration of the Offers.
     The receipt of the cash consideration in the U.S. Offer will be a taxable transaction for U.S. Federal income tax purposes. Holders of Securities should consult their own tax advisors as to the particular tax consequences to them of the U.S. Offer, including any consequences arising under U.S. state and local, non-U.S. and other tax laws.
     The information required to be disclosed by Rule 14d-6(d)(1) under the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase, the related ADS letter of transmittal and the related forms of acceptance for Shares and OCEANEs and other related materials will be mailed to registered holders of ADSs and to those registered holders of Shares and OCEANEs identified by Wavecom as being in the United States and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on a securityholder list for the ADSs or are otherwise identified by Wavecom as being in the United States or, if applicable, who are listed as participants in a clearing agency’s security position listing for the ADSs for subsequent transmittal to beneficial owners.
     The information contained in this announcement is a summary only. The Offer to Purchase, the related ADS letter of transmittal and the related forms of acceptance for Shares and OCEANEs contain important information that should be read carefully before any decision is made in respect of the U.S. Offer.
     Any questions or requests for assistance or additional copies of the Offer to Purchase, the related ADS letter of transmittal, the related forms of acceptance for Shares and OCEANEs and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at Purchaser’s expense. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the U.S. Offer.
The Information Agent for the U.S. Offer is:
D. F. King & Co., Inc.
48 Wall Street
New York, New York 10005
U.S. Toll Free Number for holders of Securities in the United States: (800) 290-6429
U.S. Number for banks and brokers: +1 (212) 269-5550
The Dealer Manager for the U.S. Offer is:
30 Rockefeller Plaza
New York, NY 10020
January 8, 2009